

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2011

W. James McNerney, Jr.
Chairman, President, and Chief Executive Officer
The Boeing Company
100 N. Riverside Plaza
Chicago, IL 60606

> **Re: The Boeing Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 9, 2011**
> **File No. 001-00442**

Dear Mr. McNerney:

    We have completed our review of your filings and do not have any further comments at this time.

                                    Sincerely,

                                    Max A. Webb
                                    Assistant Director